

February 28, 2011

Learned J. Hand
Chief Executive Officer
Wellstone Filter Sciences, Inc.
300 Market Street, Suite 130-13
Chapel Hill, NC 27516

> **Re:** **Wellstone Filter Sciences, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **File No. 000-28161**
> **Filed February 22, 2011**
> **Schedule 14f-1**
> **File No. 000-28161**
> **Filed February 22, 2011**

Dear Mr. Hand:

We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1. We have been unsuccessful in several attempts to contact you by telephone concerning the above information statement. This is to advise you that a preliminary review of the information statement indicates that it may not be in compliance with the requirements of the form. For this reason, we advise you to

refrain from printing and mailing the information statement until you address the comments below with us.

2. We note disclosure in the Schedule 14f-1 filed on February 22, 2011 that there will be a change to your Board of Directors due to a merger with Auri Design Group, LLC. Please revise the information statement to disclose the material terms of the merger and the merger agreement. Also file such merger agreement as an appendix to the information statement.

Schedule 14f-1

3. We note that you will issue 59,735,360 shares of common stock in connection with the merger with Auri Design Group, LLC. Please provide an analysis explaining why the issuance of securities will not be registered on Form S-4 of the Securities Act.

4. Disclose the reasons why 65,735,360 shares of your common stock will be cancelled by Mr. Hand and related parties in connection with the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please may contact me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Adviser